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EXHIBIT (a) (5) (A)

FOR IMMEDIATE RELEASE

    Contact: Andre C. Dimitriadis, Chairman & CEO
Wendy L. Simpson, Vice Chairman & CFO
(805) 981-8655

LTC PROPERTIES, INC. ANNOUNCES
$5.75 PER SHARE TENDER OFFER FOR 3 MILLION SHARES
AND SALE OF REMIC SUBORDINATED CERTIFICATES

    OXNARD CALIFORNIA, SEPTEMBER 6, 2001—LTC Properties, Inc. (NYSE:LTC), announced today that it will commence a tender offer to purchase for cash up to 3,000,000 shares of its common stock. This Tender Offer represents approximately 12% of its issued and outstanding common stock. LTC is making the Offer subject to the terms and conditions to be set forth in the Offer To Purchase, dated September 10, 2001, and the related Letter Of Transmittal. The Tender Offer will commence Monday, September 10, 2001, and will expire at 5:00 P.M., Eastern time, on Monday, October 8, 2001, unless extended by LTC and is subject to various conditions described in the Offer To Purchase.

    According to the terms of the Tender Offer, LTC stockholders may tender their shares of common stock at a purchase price of $5.75 per share. On September 5, 2001, the last full trading day before LTC announced the Tender Offer, the closing price per share of the common stock on the NYSE Composite Tape was $4.55. The tender purchase price represents approximately a 26.4% premium to the September 5, 2001 closing price. Stockholders whose shares are purchased in the Tender Offer will be paid the purchase price net in cash, without interest, after expiration of the offer period.

    As of September 5, 2001, LTC had 24,490,518 shares of its common stock issued and outstanding, and had 118,000 shares issuable upon exercise of all outstanding stock options that are exercisable both as of September 10, 2001 and October 8, 2001.

    LTC also announced that it has recently completed the sale of certain REMIC Subordinated Certificates from the Company's 1994-1 Pool, an asset of the Company, for approximately $18,000,000.

    LTC stated that given the Company's cash position and anticipated investment opportunities, they were making the Offer to afford to those stockholders who desire liquidity an opportunity to sell all or a portion of their shares without the usual transaction costs associated with open market sales. The Tender Offer provides stockholders with the opportunity to sell all or a portion of their shares at a price which is higher than the prevailing market price for the shares immediately prior to the announcement of the Offer, and to do so with a number of shares of their choice subject to the terms and conditions of this offer.

    LTC's Board of Directors has approved this Tender Offer. However stockholders must make their own decision whether to tender shares and, if so, how many shares to tender. Neither LTC nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares. LTC has been advised that none of its directors and executive officers who own shares will participate in the tender.

    The Offer To Purchase, Letter Of Transmittal, and other documents related to the Tender Offer will be mailed to the stockholders of record of LTC common stock and will be available for distribution to beneficial owners of common stock. Stockholders are urged to carefully read these materials before making any decision with respect to the Offer.

    At June 30, 2001, LTC had investments in 248 skilled nursing facilities, 94 assisted living residences and 1 school in 35 states. The Company is a self-administered real estate investment trust that primarily invests in long-term care and other health care related facilities through mortgage loans, facility lease transactions and other investments.

    THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF LTC PROPERTIES, INC.'S COMMON STOCK. COMMENCEMENT OF THE PROPOSED TENDER OFFER IS SUBJECT TO, AMONG OTHER THINGS, COMPLETION OF ALL REGULATORY FILINGS. ANY SOLICITATION OF OFFERS TO BUY LTC PROPERTIES, INC.'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS TO BE SENT BY LTC PROPERTIES, INC. TO ITS STOCKHOLDERS ON THE COMMENCEMENT OF THE PROPOSED OFFER. STOCKHOLDERS SHOULD CAREFULLY READ THOSE MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS MAY OBTAIN COPIES OF THE OFFER TO PURCHASE, RELATED MATERIALS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION'S WEB SITE AT WWW.SEC.GOV WITHOUT CHARGE. STOCKHOLDERS MAY ALSO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FROM LTC PROPERTIES, INC. BY ORAL OR WRITTEN REQUEST TO LTC PROPERTIES, INC., 300 ESPLANADE DRIVE, SUITE 1860, OXNARD, CALIFORNIA 93030, (805) 981-8655 OR FROM THE COMPANY'S INFORMATION AGENT, GEORGESON SHAREHOLDER, 111 COMMERCE ROAD, CARLSTADT, NEW JERSEY 07072-2586, (888) 375-9427

    This press release includes statements that are not purely historical and are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All Statements other than historical facts contained in this press release are forward looking statements. These forward looking statements involve a number of risks and uncertainties. All forward looking statements included in this press release are based on information available to the Company on the date hereof, and the Company assumes no obligation to update such forward looking statements. Although the Company's management believes that the assumptions and expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. The actual results achieved by the Company may differ materially from any forward looking statements due to the risks and uncertainties of such statements.

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  EXHIBIT (a) (5) (A)